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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                 SCHEDULE 13G
                                (Rule 13d-102)
                              (AMENDMENT NO. 2)*



            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                CCF HOLDING CO.
                                ---------------
                               (Name of Issuer)

                    Common Stock, $0.10 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  12487X 10 4
                                  -----------
                                (CUSIP Number)

                               December 31, 2000
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X] Rule 13d-1(b)

                  [_] Rule 13d-1(c)

                  [_] Rule 13d-1(d)

____________
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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-----------------------------                          -------------------------
  CUSIP No.  12487X 10 4              13G                      Page 2 of 6 Pages
-----------------------------                          -------------------------
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      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Heritage Bank Employee Stock Ownership Plan

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

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      SEC USE ONLY
 3.


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Georgia

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                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             80,228
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.

                          80,228
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      80,228
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.

                                                                      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      8.2%
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      TYPE OF REPORTING PERSON*
12.

      EP
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CUSIP No. 12487X 10 4                    13G                   Page 3 of 6 Pages
------------------------                                    --------------------

Item 1(a).        Name of Issuer:

                  CCF Holding Co.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  101 North Main Street
                  Jonesboro, Georgia 30236

Item 2(a).        Name of Person Filing:

                  Heritage Bank Employee Stock Ownership Plan

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  101 North Main Street
                  Jonesboro, Georgia 30236

Item 2(c).        Citizenship:

                  Georgia

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.10 par value per share

Item 2(e).        CUSIP Number:

                  12487X 10 4

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         (a)      [_]      Broker or dealer registered under Section 15 of the
                           Exchange Act.

         (b)      [_]      Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

         (c)      [_]      Insurance Company as defined in Section 3(a)(19) of
                           the Exchange Act.

         (d)      [_]      Investment Company registered under Section 8 of the
                           Investment Company Act.

         (e)      [_]      An investment adviser in accordance with Rule 13d-
                           1(b)(1)(ii)(E).

         (f)      [X]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d - 1(b)(1)(ii)(F).

         (g)      [_]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)      [_]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act.

         (i)      [_]      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of Investment Company Act.

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CUSIP No. 12487X 10 4                    13G                   Page 4 of 6 Pages
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     (j)  [X]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

          (a)  Amount Beneficially Owned:  80,228

          (b)  Percent of Class:  8.2%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:  -0-

               (ii)  Shared power to vote or to direct the vote:  80,228

               (iii) Sole power to dispose or to direct the disposition of:  -0-

               (iv)  Shared power to dispose or to direct the disposition of:
                     80,228

          Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Instruction.  Dissolution of a group requires a response to this item.

               Not Applicable.

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CUSIP No. 12487X 10 4                    13G                   Page 5 of 6 Pages
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Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          If a group has filed this schedule, pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identification of each member of the group.

          This Schedule 13G Amendment is being filed on behalf of the Heritage Bank Employee Stock Ownership Plan (the "Plan") by the Plan Committee and the Plan Trustees both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains disclosure regarding the identification of members of these groups.

Item 9.   Notice of Dissolution of Group.

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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CUSIP No. 12487X 10 4                    13G                   Page 6 of 6 Pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, as Trustees of the Heritage Bank Employee Stock Ownership Plan, the undersigned certify that the information set forth in this statement is true, complete and correct.

     /s/ John B. Lee, Jr.                           February 28, 2001
---------------------------------------
John B. Lee, Jr., Trustee

     /s/ Edwin S. Kemp, Jr.                         February 28, 2001
---------------------------------------
Edwin S. Kemp, Jr., Trustee

     /s/ Charles S. Tucker                          February 28, 2001
---------------------------------------
Charles S. Tucker, Trustee

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

          Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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                                   EXHIBIT A
                                   ---------

                      IDENTIFICATION OF MEMBERS OF GROUP
                      ----------------------------------

     Shares of common stock of the issuer are held in trust for the benefit of participating employees by the Plan Trustees. The Plan Trustees share voting and dispositive power with the Plan Committee. By the terms of the Plan, the Plan Trustees vote stock allocated to participant accounts as directed by participants. Shares held by the Plan Trust, but not yet allocated, are voted by the Plan Trustees as directed by the Plan Committee. Investment direction is exercised by the Plan Trustees as directed by the Plan Committee. The Plan Committee and the Plan Trustees share voting and dispositive power with respect to the unallocated stock held by the Plan pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended. Members of the Plan Committee, as of December 31, 2000, are Joe B. Mundy, Edwin S. Kemp, Jr. and Charles S. Tucker. The Plan Trustees, as of December 31, 2000, are John B. Lee, Jr., Edwin S. Kemp, Jr. and Charles S. Tucker.